                                    FILING PURSUANT TO RULE 425 OF THE
                                    SECURITIES ACT OF 1933 AND RULE 14(a)-12 OF
                                    THE SECURITIES EXCHANGE ACT OF 1934
                                    FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                    SUBJECT COMPANY: EXCALIBUR
                                    TECHNOLOGIES CORPORATION
                                    NO. 0-9747

The following is a transcript of a May 24, 2000 conference call concerning the First Quarter Financial Results of Excalibur Technologies Corporation.

                                   Excalibur

                           Moderator:  Patrick Condo
                                  May 24, 2000
                                  6:30 a.m. MT

Operator:       Ladies and gentlemen thank you for standing by. Welcome to the
                Excalibur Technologies Corporation first quarter financial results conference call. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session in an interactive mode. At that time, if you have a question you will need to press the one followed by the four on your pushbutton phone. As a reminder, this conference is being recorded today, May 24, 2000. I would now like to turn the conference over to Mr. Pat Condo, President and Chief Executive
                Officer of Excalibur Technologies; and Mr. Jim Buchanan, Chief
                Financial Officer. Please go ahead, gentlemen.

Patrick Condo:  Good morning everyone and welcome to Excalibur Technologies financial results conference call for the quarter ending April 30, 2000. I am Pat Condo, President and Chief Executive Officer of Excalibur. With me today is Jim Buchanan, our Chief Financial Officer.

                We believe that Q1 was successful, not only because it represents another solid quarter of financial and operational performance, but also because we have signed and announced on May 1st an agreement with Intel Corporation to combine existing Excalibur operations with Intel's Interactive Media Services Division to form a new company. In today's call we'll discuss both of these items starting with a review of our quarterly financial results and company performance followed by the Intel Excalibur agreement.

                At the close of our call we'll respond to questions in an interactive format. If your question is not addressed on the call today please feel free to call our investor relations department at 703-760-4077. Now, let me ask Jim to review the first quarter results.

Jim Buchanan:   Thanks Pat. Good morning everyone. Before we begin, please note that during this call we the management of Excalibur may make comments about our future expectations, plans, and prospects, which could constitute forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors including but not limited to the success of our relationships with strategic partners, Excalibur's ability to continue to develop competitive products and make timely product releases, and the rapidly changing marketplace. Risk factors are reported in Excalibur's form 10K for the year ended January 31, 2000 and other filings with the SEC.

                We're pleased to report another quarter of financial results that were in line with our expectations. Overall, we increased revenues 21 percent compared to the quarter a year ago. This increase is driven by growth in our existing customer base and partnerships and by new licensing agreements. Our total revenue for the first quarter was 9.4 million compared to 7.8 million for the
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                same quarter last year. Software revenue was 7.5 million. That is an increase of 15 percent over last year, while maintenance revenue was 1.9 million. That is a 52 percent increase compared to last year.

                I should note here that revenue from one of our maintenance contracts provided about 400,000 in maintenance revenue in the first quarter and is a non-recurring item. So, if you exclude that contract, maintenance revenue for the first quarter of this year was approximately 1 1/2 million or 21 percent higher than last year.

                Total expenses for the quarter were 11.1 million. That is up from 9.2 million in the first quarter of last year or an increase of 21 percent. The increase in operating expenses is primarily due to increased spending and sales and marketing. The cost of software revenues increased 12 percent to 1.1 million in the first quarter this year. The increase was driven by higher software revenues. Cost of maintenance revenues in the first quarter decreased 23 percent over last year as a result of changes implemented in the fourth quarter of last year that streamlined the customer support organization and reduced overall costs. Therefore, the gross margin percentage improved in the first quarter of this year to 83 percent compared to about 80 percent in the first quarter of last year.

                Sales and marketing expense was 5.6 million in the first quarter. That is an increase of 43 percent over the first quarter of last year. The increase is attributable to growth in personnel as well as marketing program expenses. As you recall we embarked on an aggressive advertising and brand recognition campaign in the first quarter placing ads in the Wall Street Journal and Fortune Magazine. These expenses are reflected in the first quarter figures and we believe we are beginning to see positive effects from those promotions.

                Research and development expenses were 2.7 million. That is an increase of 8 percent over last year and general and administrative expenses increased 4 percent from the first quarter last year to 1.3 million.

                Other income for the first quarter was about 94,000 which puts the net loss for the quarter at 1.7 million or 11 cents per common share compared to a net loss of 1.9 million or 14 cents per common share in the first quarter a year ago.

                As you may know, we target to sell our software into three basic market segments. The first is the Intranet or knowledge management market. The second is Internet e-businesses and online content providers, and the third is the OEM market. This quarter 28 percent of our licenses revenue came from Intranet sales, 44 percent from online services, and 28 percent from OEMs. Consistent with our expectations the mix of business from the online services segments increased from about 29 percent of licensed revenue on average for the last fiscal year to the 44 percent figure in the first quarter of this year.

                Now, turning to the results by product line, the Applications Group develops and markets the retrieval ware family of text products. Total revenue from the applications group in the first quarter was 8.7 million, an increase of 27 percent over last year. The Applications Group had net income of about 600,000 in the first quarter compared to a net loss excluding special charges of about 200,000 last year.

                The Media Services Group develops and markets the Screening Room suite of products and total revenue from the Media Services Group was about 700,000 in the first quarter of this year compared to about 900,000 in the same quarter a year ago. The Media Services Group incurred a net loss of 2.3 million in the first quarter of this year compared to a net loss of 1.3 million last year.

                The business plan for the Media Services Group has been focused on licensing Screening Room through a network of application service providers. As we have discussed previously with you we
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                targeted strategic partnerships in this area that could provide distribution coupled with an equity financing arrangement. Obviously, from our recent announcement finalizing the agreement with Intel commanded the majority of our attention during the first quarter. As a consequence we did not aggressively pursue other ASP relationships and the first quarter revenues for the Media Services were somewhat lower than we would have otherwise expected. Nevertheless, we believe the agreement we announced with Intel is one that will provide a very strong opportunity for business.

                Our cash at the end of the first quarter was 10.8 million compared to a balance of 11.1 million at the end of last year. So, in looking at the cash flow for the first three months we used about 300,000 in cash, which was on par with our expectations.

                The first quarter was noteworthy for its operational successes as well. I want to touch on a few significant Q1 events and follow up on a couple of items from prior quarters before turning the call back over to Pat. In this first quarter, we added support for six additional languages to Excalibur retrieval ware. Retrieval ware now provides comprehensive search feature across more languages than any other vendor including support for multi-byte international data. These enhancements give Excalibur customers unprecedented language handling capability and affirm our continued commitment to advanced text retrieval solution.

                We also announced an upgrade release of Screening Room Version 2.2, which provides substantial enhancements for video ingestion and capture, added scalability options, new user interface, and published APIs for enhanced user customization. Regular product releases such as this one reflect our ongoing commitment to product R&D and product development and our desire to maintain our product advantage in the marketplace. Indicative of this advantage are the awards and honors Excalibur receives each year, the most recent of which is the Platinum 2000 Award for best asset management product that "AV Video Multimedia Producer Magazine" bestowed on Excalibur Screening Room earlier this year.

                We have secured several new customers during Q1 while expanding sales to existing corporate and government organizations. Notable customer agreements and highlights during the quarter include: We received a major payment from Found.com. As you recall Found.com had enlisted Excalibur as its technology and corporate partner in its e-tailing venture designed to combine the best of e-commerce with brick and mortar retail. In the first quarter, Excalibur recognized about 1.7 million in revenues from this agreement and our agreement calls for additional service fees of approximately 700,000 that will be recognized as services are rendered. The contract also contains an option for Found.com to extend the license by paying royalties on a percent of revenue basis.

                We also expanded our agreement with Parametric Technology. Parametric licensed retrieval ware to embed it in their Web based collaboration portal application called Windchill. During the first quarter PTC expanded the terms of the agreement adding additional languages and additional platforms. We signed a new agreement with the international law firm Clifford Chance. Clifford Chance selected retrieval ware to power their Intranet, which is assessable by some 6500 lawyers and others around the world. Accuracy, scalability, and advanced language capabilities were deciding factors in Clifford Chance's decision to use Excalibur retrieval ware to manage its vast international knowledge base.

                Other significant agreements and upgrades in the quarter include the "LA Times", Cognos, the National Institute of Health, Xerox, Novartis ,Williams Communications and others. Overall, we now have approximately 80 companies using Excalibur products to power online information services and applications.

                As we continue looking to the future we see widening market opportunities for all of Excalibur's products and services. Both the text and video markets are expanding and problems such as accuracy and scalability are essential criteria that corporations and online service providers use
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                when choosing the right technology to power their business. Our products are built for these demanding environments and we're seeing increased revenues as a result. We feel our current business is a solid foundation upon which the new company will build.

                Since the announcement with Intel we've frequently been asked about how our current customers and prospects have reacted to the proposed agreement. Interest in the new company is strong. We've talked with many organizations, not only in our current customer base, but also among our prospects. We're having discussions about new business opportunities that probably wouldn't have been possible without this announcement. The announcement has given us better visibility and more credibility than we've ever had before. Many have expressed enthusiasm and interest in what the new company will offer, how the new company services can benefit them, and when we anticipate the full scope of offerings from the new company will be available.

                We've explained that the next three months will be a transitional quarter for us as we plan for putting the two organizations together and that the new company offerings of necessity will not be available until after the transaction closes well into the second half of this year. Right now, it's not possible to determine what impact if any this may have on Excalibur's business in the meantime. There are many positive aspects, but the announcement could have the effect of pushing some of our business later into the year as some prospects may defer their purchase decision until they can evaluate the full extent of our product and service offerings.

                Also, the planning of the integration of the two companies and the closing of this transaction is going to take a lot of management's time and attention. We'll do our best to close the transaction as soon as possible and look forward to what we believe will be an exciting future for the company. Now, I'd like to turn the call back over to Pat.

P. Condo:       Thanks Jim. I'd like to spend a few minutes now reviewing our agreement with Intel Corporation and sharing with you our excitement and enthusiasm over the potential of this new company. On May 1st, we jointly announced a major agreement with Intel Corporation to form a new company that will enable owners of branded high value content such as sports and entertainment material to produce and securely sell their audio and video content over the Internet. The new company will offer a compelling one-stop solution with key Internet technologies. Of course, the transaction is subject to regulatory review, Excalibur stockholder approval, and other normal closing conditions. However, all other necessary corporate approvals have been obtained by Excalibur and Intel.

                We expect to complete this transaction and launch the new company in the third quarter of this year. Ron Whittier, a 30 year Intel veteran, will resign his position as Senior Vice President of Intel to become Chairman of the Board and CEO of the new company and I will become President and COO.

                Under the terms of the agreement Excalibur Technologies will combine its entire business operations with Intel's Interactive Media Services Division which is composed of three operating units that include over 60 people, 10 patents, 45 technology licenses, and several customers, many with multi-year agreements. In addition, Intel will contribute $150 million in cash to the new company.

                In exchange for these contributions Intel will receive 60 percent of the new company's equity. Intel will take a 49 percent position in the voting stock of the new company and the balance of its investment in non-voting stock. Excalibur stockholders and present option holders will receive 40 percent ownership in the new company in exchange for their Excalibur stock. Excalibur shareholders will receive one share of stock in the new company for each share they hold of Excalibur.

                We believe enormous opportunities sit behind this move. Kagan and Associates, a respected media industry research firm, estimates the interactive media services segment will be a $16 billion market by 2004. This $16 billion market represents revenues derived from an array of sources including encoding services, logging, and indexing software, add insertion software, asset management software, security, and services. Yet, we believe no one is addressing this opportunity the way it should be addressed with a one stop comprehensive solution covering virtually all facets of the interactive segment. This is precisely the solution the new company intends to provide.

                The new company will uniquely possess the technologies, partnerships, and resources to take advantage of this market opportunity. A number of factors are driving the rapid demand for interactive Web media. First is the continued penetration of broadband distribution not only in the US, but also throughout the world. By 2002 industry analyst, IDC, estimates 20 percent of US Internet homes will have broadband connections and the number of Internet homes worldwide with broadband capability will exceed 20 million.

                Second, as broadband penetration grows content providers will seek to exploit it through richer more interactive Web media such as sports, film, and music. This in turn will create demand for fatter distribution pipes as consumers demand even richer and more interactive experiences and content owners will respond by continuously seeking to enhance and enrich their content with ever more bandwidth intensive capabilities.

                The anticipated growth in broadband services is validated by the demand we already see for streaming media. To date more than 150 million users have downloaded streaming media software and according to industry analyst, IDC, the use of streaming media grew by 80 percent from 1998 to 1999. Already, some 45 million people stream media every month and content providers are responding positively to this growing demand. Two thirds of news and entertainment sites stream audio and more than half stream video.

                Moreover the number of corporations utilizing streaming media technology is expected to more than double between 1999 and 2001. Yet, despite this rapid growth in rich media availability and the expansion of broadband distribution capability, no comprehensive solution currently exists that enables content owners to bring their high value branded assets to the Web efficiently, securely, and profitably. Our opportunity with the new company is to provide this one stop search for connect capability to enable branded media content to be made available over the Internet by providing a secure infrastructure content owners need to generate an attractive rate of return on their valuable branded content.

                Our initial focus will be on premier branded content providers such as sports organizations, movie producers, and music publishers, and then expand over time into other vertical segments such as training and education. In the end, our mission is to be the leading supplier of interactive media services to the Internet economy.

                To seize this opportunity and secure our position as a leading player in the interactive services segment, we are combining all of Excalibur's existing business with Intel's interactive media services business to form a new successor enterprise. This new company made up of the combined Excalibur Intel contributions will operate independently and be publicly traded. Excalibur will contribute its entire operations in the new company which include our technologies for video, text, and image content management, advanced technologies and solutions for indexing search and retrieval, more than 230 people, leading industry partnerships, and its established business operation representing more than 400 customers worldwide, and a growing business base that generated some 38 million in revenue last year.

                Intel will contribute its Interactive Media Services Division to the new company including extensive relationships with media and entertainment industry companies, broad technical capabilities in video and data integration, content security, and content protection, substantial intellectual property assets including 10 patents and more than 45 technology licenses from Intel Corporation, human resources in key technical areas with more than 60 Intel professionals concentrating in areas of software development and engineering, receiving offers to join the new company, the three Internet focused business units that comprise Intel's Interactive Media Services Division, a base of significant customers in key market segments targeted by the new company, an experienced management team focused on interactive Internet services, and active participation in collaborative programs with other Intel divisions such as Intel Architecture Labs, Intel Online Services, and Intel Capital.

                In addition, Intel will contribute $150 million in cash to the new company. Viewed in aggregate then, the new company will possess the combined resources it needs to be a market leader in the Interactive Media Services segment. In summary, it will include a broad set of industry relationships, deep technological competence resulting from nearly a decade of relative R&D, ten patents and more than 45 technology licenses, Excalibur's video and text management capabilities, approximately 300 employees worldwide across a balanced spectrum of functional areas, an experienced management team with demonstrated capability in both technology and business, sales channels with access to over 400 customers and the senior management of major media companies, a significant time to market advantage in both technology and in aggregating services, approximately 160 million in working capital, and significant ties to Intel Hosting, Intel Capital and Intel development labs.

                Our strategy for the new company is to continue not only growing the existing Excalibur product business, but also to expand it through the interactive media services business. We envision strong synergies between the products and services business as each business encourages demand for the other. For example, over 60 percent of Excalibur's current customers are in the media, entertainment, and broadcasting business. Another 20 percent are building interactive Websites. We believe Excalibur product customers over the next few years will naturally transition to products plus outsourced service customers as enterprise content repositories continue to grow, and as new bandwidth intensive data types such as video and rich document become essential common place assets, and as infrastructures reach capacity or strain under the added burden.

                Similarly, we see service customers deploying our products at their premise over time as enablers of local multi media content management solutions. Our new interactive media services will extend the product business by providing controls for branded content interaction on the Web. It will positioned between content providers such as sports leagues and entertainment companies at one end of the spectrum, and content delivery companies at the other end of the spectrum. Content will be packaged for distribution from 56 K to broadband targeting edge distributors like Intel's recently formed IMS Group, Akaimi, and Digital Island who in turn will send the content to last mile connections such as AOL or Excite At Home cable and others for use over PC, set top box, and wireless device.

                A new company will provide all of the infrastructure branded content owners need to package, protect, and profitably deliver content over the Web. So, let's take an example, a sport league, which we are in active discussions with, could have their video content captured, indexed, annotated, and archived. The content is now searchable and editable online. It can be augmented with integrated, interactive content such as players statistics or historical data and preprocessed into thematic packages, examples like Michael Jordan's slam dunks and other NBA highlights, Joe Dimaggio's 56 game hitting streak, or Super Bowl highlights.

                Then, the content can be protected with the advanced Intel tamper resistant software, packaged for various distribution channels, 56 K through broadband, format it for external e-commerce support and edge distributed for enhanced Internet performance, and finally, these content packages can be made available for distribution as on demand subscriber only access or pay for view access, or advertiser supported access. All of this will be available as a service delivered from the hosted environment.

                The new company will strive to make money in several ways as this model is implemented. First, we will continue to license software as applications to end users and OEMs including the added capability to distribute the acquired Intel software through these channels. Second, we will seek to offer services where all of the new company's software is integrated into one platform and is available either on a monthly fee basis or as a revenue share model with subscribers. Third, we will seek to offer customers of either our service or our product a comprehensive Web service for customized design, integration, and consulting. Fourth, we will continue to charge for enhancements and upgrades to the software.

                In summary, the new company will seek to offer a comprehensive end to end interactive media solution and while organizations may compete against us for some part of this end to end solution no competitor, in our view, offers a complete solution. We are extremely enthusiastic and optimistic about this new company. By merging Excalibur operations with Intel's Interactive Media Services Division through this agreement the new company will have the people, the technology, the resources, the customers, the associations, and the vision to win a leading position in the next and perhaps even final major market to emerge on the Internet, the interactive media services market.

                Now, before opening this up for our interactive Q&A session we'll address questions of common shareholder interests submitted in advance. Question one: what happens to the current Excalibur product's business? Answer: as we noted earlier our strategy for the new company is not only to continue growing the existing Excalibur products business, but also to build on it through the interactive media services business on the Web. We see Excalibur product customers naturally transitioning to products plus outsource services as the size and complexity of their content asset outstrip the capacity of their infrastructures. Similarly, we see service customers deploying our products at their premise over time as enablers of local multi-media content manager.

                Second, who will the new company compete against? Answer: no company of which we're aware offers a full range of products and services the new company will offer. However, many companies will compete for segments of the interactive media services market.

                Question: what is the process for forming the new company?
                Answer: the process consists of four major components. First, Excalibur and Intel continue work on the integration plan for the organization. Second and simultaneously, we will file our proxy and registration statement outlining the specific transaction details with the SEC. We expect that the SEC will have comments on the proxy and registration statement. Third, the filing, once approved by the SEC, is distributed to Excalibur shareholders and shareholder approval is sought. Fourth, upon shareholder approval Excalibur Technologies shares are tended for shares in the new company on a one for one basis.

                Question: what guidance can you provide on the new company?
                Answer: we're still in the process of planning for the merger of the organizations and we're currently working on revising our business plan. Once we're comfortable with a combined view of the new company we will begin providing information to the public.

                Question: why did Excalibur take the balance of the Found.com payment in cash? Answer: as you may recall from our prior call our agreement with Found.com stipulated that Found dot com had the option to pay the balance owed under our agreement either in cash or the form of preferred stock. Found.com elected to pay most of their remaining balance in cash.

                At this point, I would like to ask the operator to begin the interactive portion of the question and answer session.

Operator:       Thank you. Ladies and gentlemen, we will now begin the
                interactive portion of the question and answer session. To ask a question, please press the one followed by the four on your
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                pushbutton phone. You will hear a three tone prompt
                acknowledging your request and your question will be polled in the order it is received. After your question has been stated your line will be placed back into a listen only mode. If your question has been answered and you wish to withdraw your polling request you may do so by pressing the one followed by the three on your pushbutton phone. If you are using a speakerphone please pick up your handset before pressing the numbers. One moment please for the first question. Once again, ladies and gentlemen, if you do have a question please press the one followed by the four at this time. Mr. Condo, I am showing there are no questions. Please continue.

P. Condo:       OK. That concludes our third quarter financial results
                conference call. If your question was not addressed in this session please call our investor relations department who will coordinate the answer or you may fax your question to 703-761-
                1990, or you can e-mail it to info@excalib.com.
                                              ----------------
                Thank you all for participating.

Operator:       Ladies and gentlemen, that does conclude our conference call for today. You may all disconnect and thank you for participating."

Excalibur and Intel plan to file a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this proxy statement/prospectus.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies
-----------
Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention:
Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.